Exhibit 10.1

August 30, 2014

Michael Newman

9645 Scranton Road

San Diego, CA 92121

Dear Michael,

Novatel Wireless, Inc. (the “Company”) is pleased to extend the offer of employment set forth in this letter (this “Offer Letter”). Your employment under this Offer Letter, if you accept our offer, would commence effective September 2, 2014, or as soon as practicable thereafter (your “Start Date”), according to the terms outlined below.

POSITION:	You would be our Executive Vice President and Chief Financial Officer, an exempt position initially based in our headquarters in San Diego, California. You would initially report to our Interim Chief Executive Officer. This is a full-time position and you will be expected to devote all of your working time to the performance of your duties for the Company. By signing this Offer Letter, you confirm that you are under no contractual or other legal obligations that would limit or prohibit you from performing your duties with the Company.

BASE COMPENSATION:	Your annual base salary would be $300,000 (“Base Salary”), of which, $210,000 shall be payable in cash, to be paid on the same schedule as other senior executives, subject to standard deductions and withholding Your Base Salary will be reviewed annually in accordance with standard practice of the Company for Named Executive Officers. Subject to the terms of this offer, $90,000 of your Base Salary will be paid through the issuance of restricted stock units (“RSUs”) on the first trading day of each calendar year during your employment, commencing with calendar year 2015 (each, first business day is a “RSU Grant Date”). On each RSU Grant Date you would be granted RSUs the number of which would be determined by dividing $90,000 by the closing price of one share of Company Common Stock on RSU Grant Date.. Such RSUs shall vest in 12 equal monthly installments from the RSU Grant Date. . With respect to calendar year 2014, on the day your employment commences, you would be granted RSUs, the number of which would be determined by dividing $30,000 by the closing price of one share of Company Common Stock on the date of grant. Those RSUs shall vest in four equal installments on the last trading day of September, October, November, and December, 2014. All vesting described in this Base Compensation Section is subject to your remaining continuously employed with the

Company though each such vesting date and the RSUs referred to in this Base Compensation Section are referred to as the “Compensatory RSUs.” Your RSUs will be subject to the terms and conditions of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan (or a successor plan) and associated grant documents. The Company at any time may elect to convert all or a portion of future RSU grants into cash payments with written notice to you prior to the start of the applicable calendar year. You shall have the right, commencing with the calendar year 2016, to receive your full Base Salary without any RSUs, so long as you provide written notice to the Company at least 15 business days prior to the start of the applicable calendar year that you elect to receive your full Base Salary. For the sake of clarity, your Base Salary shall be prorated for partial calendar years.

BONUS:	If, after your Start Date but before April 1, 2015, the Company achieves the performance criteria set forth in the Company’s 2014 Incentive and Retention Bonus Plan, as determined by the Company or such bonus is paid to other senior executives with respect to the time period July 1, 2014 through March 31, 2015, you will receive a bonus of $150,000, which would be payable in or about June of 2015, subject to your continued employment with the Company through the date such bonus is paid. For subsequent periods commencing April 1, 2015, you will be eligible to receive an annual bonus with a target bonus opportunity of 50% of your Base Salary attributable to such bonus period, based on criteria established by the Compensation Committee of the Company’s Board of Directors (“Compensation Committee”) in its sole discretion. You will not be entitled to any such annual bonus or earn it unless you are employed by the Company at the earlier of (i) the time the bonus is paid or (ii) March 15 of the year following the calendar year to which the bonus is attributable.

EQUITY AWARD:	If you decide to join the Company, the Company will grant you RSUs and non-qualified options to purchase shares of the Company’s common stock that are in addition to the Compensatory RSUs. On your Start Date, the Company will grant you 225,000 RSUs which shall vest as in three equal installments of 75,000 RSUs on each of the first three anniversaries of your Start Date. In addition, on your Start Date the Company will grant you an option to purchase 175,000 shares of the Company’s common stock with a per share exercise price equal to the closing price of the Company’s Common Stock on the Start Date, with one-third (1/3) of the option shares vesting on the first anniversary of your Start Date and the remaining two-thirds (2/3) vesting in equal monthly installments thereafter. The vesting of both RSUs and your options to purchase shares of the Company’s common stock shall be subject in each case to your continued employment with the Company through each such vesting date. If the Company grants annual refreshes of RSUs and/or options to purchase shares of the Company’s Common Stock to other Named Executive Officers (within the meaning of Regulation S-K promulgated by the Securities and Exchange Commission), then you will participate in that refresh, subject to possible pro-ration for time employed during the year prior to any such refresh date and the Compensation Committee’s approval. Your RSUs and options described in this Equity Award section will be subject to the terms and conditions of the Novatel Wireless, Inc. 2009 Omnibus Incentive Compensation Plan (or a successor plan) and associated grant documents.

BENEFITS:	You will be eligible to participate in the Company’s employee benefits programs, including any health, disability and/or life insurance, to the same extent as, and subject to the same terms, conditions and limitations applicable to, other employees of the Company of similar rank and tenure, if and when such benefit programs are made available by the Company, and in accordance with the terms of such plans. You also will receive 20 days of paid vacation time per year in accordance with and subject to Company policies. You acknowledge that the Company may change (including cancel) its benefit programs, including any or all of its paid time off policies from time to time, in its discretion and in accordance with applicable law.

AT-WILL EMPLOYEE:	If you accept this offer, your employment will be “at will”, meaning that either you or the Company will be entitled to terminate your employment at any time, with or without cause or prior notice. Please note that, although your job duties, title, compensation and benefits, as well as our personnel policies and procedures, may change from time to time, your at-will status only may be changed with the approval of the Board and by a written agreement signed by the Company’s Chief Executive Officer. You would be entitled to certain severance benefits depending on the circumstances surrounding your termination, as determined pursuant to the Change in Control and Severance Agreement attached as Exhibit A.

DISPUTES:	You agree that if any disputes should arise between you and the Company (including claims against its employees, officers, directors, shareholders, agents, successors and assigns) relating or pertaining to or arising out of your employment with the Company, the dispute will be submitted exclusively to binding arbitration before a neutral arbitrator in accordance with the rules of the American Arbitration Association in San Diego, California. This means that disputes will be decided by an arbitrator rather than a court or jury, and that both you and the Company waive their respective rights to a court or jury trial, except to enforce the decision of the arbitrator. You understand that the arbitrator’s decision will be final and exclusive, and cannot be appealed. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. The Company and you shall share in the arbitrator’s fees and expenses equally. The arbitrator shall have the power to award the prevailing party its attorneys’ fees and costs of arbitration (including the arbitrator’s fees paid by the arbitrator) except to the extent prohibited by applicable law. Notwithstanding the foregoing, you and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.

OBLIGATIONS:	As a condition of employment with the Company, you agree that you will acquire, as an employee, secret, confidential, or proprietary information or trade secrets of the Company, and, as such, you agree to execute and be bound by the Company’s Inventions Disclosure, Confidentiality & Proprietary Rights Agreement (the “Confidentiality Agreement”), enclosed herein. The signed Confidentiality Agreement must be returned to the Company by your Start Date, after which the Company will return a fully-signed copy to you for your personal records. As a Company employee, you will be expected to abide by Company rules and policies, including those set forth in the Company’s employee handbook. Except for policies related to at-will employment, which may only be revised as described earlier in this Offer Letter, you understand that any or all Company rules and policies may be revised from time to time, as deemed appropriate, advisable or required by the Company.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer, entity or other person to whom you have an obligation of confidentiality, including under any binding agreement. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring on to Company premises any unpublished documents or property belonging to any former employer, entity or other person to whom you have an obligation of confidentiality.

During the term of your employment with the Company, you agree not to consult with, act as an advisor or consultant to, serve as an employee, agent, manager or director of, or otherwise provide services to, any company or organization (whether for-profit, not-for-profit or otherwise) other than the Company unless you receive prior written approval (which may be provided by e-mail) from the Company’s Chief Executive Officer.

ELECTRONIC DELIVERY:	The Company may, in its sole discretion, decide to deliver to you by email or any other electronic means any documents or notices related to this Offer Letter, securities of the Company or any of its affiliates or any other matter, including documents and/or notices required to be delivered to you by applicable securities law or any other law or the Company’s Certificate of Incorporation or Bylaws or otherwise. By accepting this offer of employment and signing below, you hereby consent to receive such documents and notices by such electronic delivery and agree to participate through any on-line or electronic system that may be established and maintained by the Company or a third party designated by the Company.

ENTIRE OFFER:	This Offer Letter, together with the documents referenced herein (including the Change in Control and Severance Agreement), supersedes all prior or contemporaneous agreements and statements, whether written or oral, concerning the terms of your employment with the Company. No amendment or modification of the terms set forth in this Offer Letter shall be binding unless it is set forth in writing signed by both you and the Company’s Chief Executive Officer.

WITHHOLDING:	All forms of compensation referred to in this Offer Letter are subject to applicable withholding and payroll taxes.

GOVERNING LAW:	Except to the extent governed by Federal law, this Offer Letter shall be governed by and construed in accordance with the laws of the State of California, excluding laws relating to conflicts or choice of law.

INSTRUCTIONS:	Please execute the original of this Offer Letter indicating your receipt, acknowledgment and agreement with this Offer Letter. This offer is contingent on (i) your execution and delivery to the Company of the following by your Start Date: (a) this Offer Letter and (b) the Confidentiality Agreement; and (ii) your completion of the Company’s standard hiring process (including, for example, proof of identity, proof of eligibility to work in the United States and successfully passing a background check) by your Start Date.

In addition, within your first three days of work, please bring with you documents that satisfy the requirements of Part 2 of USCIS Form I-9; either (i) one from List A or (ii) one from List B and one from List C. The documents need to be originals, not facsimiles, and need only meet the minimum requirements.

If we have not received your signature to the Offer Letter and the Confidentiality Agreement by 5:00 p.m. Pacific time on August 30, 2014, this offer will be deemed withdrawn.

We look forward to your joining the Novatel Wireless team.

Novatel Wireless

/s/ Alex Mashinsky
Alex Mashinsky, Interim CEO

I am pleased to accept the offer of at-will employment under the terms stated in this Offer Letter, and I understand and agree to all of its terms.

Accepted: /s/ Michael Newman
Michael Newman

Date: August 30, 2014

Enclosures:	Inventions Disclosure, Confidentiality & Proprietary Rights Agreement USCIS Form I-9